

March 24, 2021

Douglas E. Barnett
Chief Financial Officer
Sabre Corp
3150 Sabre Drive
Southlake, TX 76092

Re: Sabre Corp
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 25, 2021
8-K filed February 16, 2021
File No. 001-36422

Dear Mr. Barnett:

We have reviewed your January 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2020 letter.

Form 10-K for the Year Ended December 31, 2020

Item 6. Selected Financial Data
Non-GAAP Financial Measures, page 27

1. We note your response to prior comment six. It remains unclear to us why it would be appropriate to calculate Adjusted EBITDA by excluding the amortization of upfront incentive consideration which is tied to booking volumes and is incurred to obtain contracts with customers. Please advise or revise.

Components of Revenues and Expenses
Technology Costs, page 37

2. We note your response to comment one that research and development costs, "were and are expected to continue to be de minimis due to the nature of the Company's business and its products and therefore are immaterial for separate disclosure." However, we note your

"Growth Strategy" on page 2 discloses a strategy of (d)eveloping innovative technology products through investment of significant resources in next-generation technology solutions and under "Technology" you disclose "We invest heavily in software development...". In addition, on page 8 within Risk Factors you disclose "highly competitive evolving markets" and your need to "innovate and evolve." Please tell us why in view of these disclosures research and development costs are quantitatively de minimis in amount. Please advise or revise and if material, please disclose which line item of the Statement of Comprehensive Loss (Income) research and development costs are included.

Form 8-K filed February 16, 2021

Exhibit 99.1
Tabular Reconciliations for Non-GAAP Measures, page 17

3.   Please disclose the respective comparable ratio for Adjusted EBITDA margin calculated using GAAP amounts. Additionally, disclose how Net Debt / LTM Adjusted EBITDA is calculated and why it is useful information to investors. Refer to Items 10(e)1(i)(B) and (C) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Craig Wilson, Senior Adviser at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology